**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC  20549**

# SCHEDULE 14A

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**INFORMATION REQUIRED IN PROXY STATEMENT**
**SCHEDULE 14A INFORMATION**
**Proxy Statement Pursuant to Section 14(a) of the**
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**ASSOCIATED ESTATES REALTY CORPORATION**
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***For Immediate Release***
**Release Date:  February 24, 2015**

**Associated Estates Files Investor Presentation to Set the Record Straight**

CLEVELAND, February 24, 2015 -- Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today filed an investor presentation detailing the significant value creation achieved by the Company's Board of Directors and management team. This includes industry leading shareholder returns, dividend increases, significant IRR's and gains from asset sales, successful development projects, changes to Board composition, governance enhancements and continued objective review of the Company's business and strategies. In addition, the presentation rebuts false and misleading assertions put forth by Land and Buildings - and sets the record straight for all Associated Estates shareholders.

Jeffrey I. Friedman, Chairman and Chief Executive Officer, said, "The Associated Estates Board of Directors and management team have taken decisive actions to advance the interests of shareholders, optimize the Company's portfolio and position Associated Estates to extend its track record of success and shareholder value creation. Management's track record of delivering industry leading shareholder returns, among several notable accomplishments, affirms that the Associated Estates Board and management team are committed to maximizing value for all shareholders, and have the right plan in place to continue doing so."

Presentation highlights include:

| | |
|---|---|
| **Achieving Industry Leading Shareholders Returns** | Under the oversight of the Board and management team, over the past 10 years* Associated Estates has delivered best-in-sector returns, including  approximately 195% total returns to shareholders compared to an approximately 138% average for the multifamily sector and approximately 98% for the RMS REIT index over the same time period*.<br>* Measured from 1/1/2005 to 5/30/2014 |
| **Returning Significant Capital to Shareholders** | Associated Estates has increased its quarterly cash dividend by 18% over the last three years. Notably, during the economic downturn from 2007 to 2009, when a number of the Company's competitors reduced dividends, Associated Estates maintained its quarterly cash distribution to shareholders. Additionally, Associated Estates has actively repurchased shares over the past 10 years - including repurchasing approximately 20% of the Company's outstanding stock from 2005 through 2007 - and the Board regularly considers share repurchases and other opportunities to return capital to shareholders. |
| **Enhanced Portfolio Characteristics** | The Associated Estates management team has cultivated a diversified portfolio of high-quality properties in growing submarkets. The portfolio has an average age of 15 years (second youngest in the multifamily sector) through the disposition of 48 assets since 2005 (average age of 22 years) while acquiring 24 properties (average age of six years). |

| | |
|---|---|
| **Fully Funded Development Pipeline** | Associated Estates maintains a robust, fully-funded pipeline of active development projects. The Company has numerous projects underway in attractive, high-growth markets such as Dallas, Los Angeles, San Francisco and Bethesda, all of which are progressing on time and on budget with rents in-line with expectations. Further, Associated Estates opportunistically acquired each of the Company's current development projects at attractive prices through off-market transactions. Associated Estates remains focused on leveraging the strength of its development pipeline and platform to continue creating significant additional value for shareholders. Collectively, the average expected stabilized yield on our development projects is 6.75%, 260 basis points higher than estimated current market cap rates. |
| **Brought Fresh Perspectives to the Board** | The Board of Directors recognized the value of bringing fresh perspectives to the boardroom and took meaningful action. Over the past three months, Associated Estates has taken action to enhance the Board's experience with the addition of two prominent industry veterans - Douglas Crocker II and Jon A. Fosheim. The Board remains committed to identifying an additional independent director to join the Associated Estates Board in 2015.<br><br>Mr. Crocker brings to Associated Estates an unparalleled track record in the multifamily sector. During his tenure as CEO of Equity Residential, the company outperformed the SNL US REIT Equity Index by 2x. As a Co-founder of Green Street Advisors, Mr. Fosheim's extensive experience in the REIT industry and demonstrated leadership capabilities bring additional breadth and expertise to the Board. |
| **Industry Leading Corporate Governance Practices** | In addition to the numerous enhancements made in recent years, the Board recently took actions to further improve the Company's corporate governance standards, including:<br>• Terminated the Company's shareholder rights plan;<br>• Moved to eliminate the Company's current 4.0% share ownership limit;<br>• Eliminated the Executive Committee of the Board; and<br>• Restructured the Board's Finance and Planning Committee so that it only includes independent directors. |
| **Debunking Land and Buildings' Inaccuracies and Half-Truths** | Associated Estates has attempted to engage in constructive discussions with Mr. Litt over the past several months, including sharing further detail regarding our strategic priorities and the continued actions Associated Estates is taking to position the Company for success. Despite these efforts, Mr. Litt has repeatedly made misleading and factually incorrect statements about Associated Estates in order to advance his self-serving agenda, including misrepresenting settlement negotiations. |

If you have questions or need assistance voting your shares please contact:



105 Madison Avenue
New York, New York 10016
AEC@mackenziepartners.com
Call Collect: (212) 929-5500
or
**Toll-Free (800) 322-2885**

**About Associated Estates**

Associated Estates is a real estate investment trust and a member of the S&P 600, Russell 2000, and MSCI US REIT Indices. The Company is headquartered in Richmond Heights, Ohio. Associated Estates' portfolio consists of 57 apartment communities containing 15,206 units located in 10 states, which include three committed acquisitions with 1,026 units that are being managed during lease-up and five apartment communities with 1,446 units in various stages of active development. For more information about the Company, please visit its website at AssociatedEstates.com.

**Safe Harbor Statement**

This news release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions, as well as current expectations, estimates, projections, judgments and knowledge of management, all of which are subject to risks, trends and uncertainties that could cause actual results to vary from those projected. Factors which may cause the Company's actual results or performance to differ materially from those contemplated by forward-looking statements include, without limitation, those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the U.S. Securities and Exchange Commission (the "SEC"), and the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; losses resulting from property damage or personal injury that are not insured; results of litigation involving the Company; the cost, disruption and diversion of management's attention associated with campaigns commenced by activist investors seeking to influence the Company to take particular actions favored by the activist or gain representation on the Company's Board of Directors; information security breaches and other disruptions that could compromise our information and expose us to business interruption, increased costs, liability and reputational damage; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results. In regard to the business review the Company is undertaking, there will be no updates until the review is complete and there is no set timeframe for completion. Readers should carefully review the Company's Annual Report on Form 10-K for the year ended December 31, 2014, and the other documents the Company files from time to time with the SEC. These forward-looking statements reflect management's judgment as of this date, and the Company assumes no obligation to revise or update them to reflect future developments or circumstances.

**Important Additional Information**

Associated Estates, its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from Associated Estates shareholders in connection with the matters to be considered at Associated Estates' 2015 Annual Meeting. Associated Estates intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from Associated Estates shareholders. ASSOCIATED ESTATES SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Associated Estates' directors and executive officers in Associated Estates shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Associated Estates' 2015 Annual Meeting. Information can also be found in Associated Estates' Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC on Feb. 18, 2015. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Associated Estates with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Associated Estates' website at www.associatedestates.com or by contacting Jeremy Goldberg, Vice President of Corporate Finance and Investor Relations at (216) 797-8715.

<center># # #</center>

For more information, please contact:

Company Contact
Jeremy Goldberg
(216) 797-8715

Investor Contact
Dan Burch
MacKenzie Partners
(212) 929-5500

Media Contact
Andrew Siegel and Jonathan Keehner
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449



Alpha Mill – Charlotte, NC
267 Units

# Investor Presentation

## February 2015

Associated Estates
Great Living – It's What We Do®

# Safe Harbor Statement

This presentation contains, and our officers and representatives may make, forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by the use of forward-looking terminology such as "anticipate," "plan," "believe," "project," "estimate," "expect," "strategy," "may", "should," "will," and similar references to future periods, events, or trends. These statements are based on certain assumptions, as well as current expectations, estimates, projections, judgments and knowledge of management, all of which are subject to risks, trends and uncertainties that could cause actual results to vary from those projected, and you should not rely on forward-looking statements as predictions of future events. Factors which may cause the Company's actual results or performance to differ materially from those contemplated by forward-looking statements include, without limitation, those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the U.S. Securities and Exchange Commission (the "SEC"), and the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; the cost, distraction and results of litigation involving the Company or activist shareholder campaigns to effect changes at the Company; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results. In regard to the business review the Company is undertaking, there will be no updates until the review is complete and there is no set timeframe for completion. Readers should carefully review the Company's Annual Report on Form 10-K for the year ended December 31, 2014, and the other documents the Company files from time to time with the SEC. These forward-looking statements, whether written or oral, reflect management's judgment as of this date, and the Company assumes no obligation to revise or update them to reflect new information, future developments or circumstances.



# Important Additional Information

Associated Estates, its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from Associated Estates shareholders in connection with the matters to be considered at Associated Estates' 2015 Annual Meeting. Associated Estates intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from Associated Estates shareholders. ASSOCIATED ESTATES SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of Associated Estates' directors and executive officers in Associated Estates shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Associated Estates' 2015 Annual Meeting. Information can also be found in Associated Estates' Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC on Feb. 18, 2015. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Associated Estates with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at Associated Estates' website at www.associatedestates.com or by contacting Jeremy Goldberg, Vice President of Corporate Finance and Investor Relations at (216) 797-8715.



# Executive Summary

## Leading Multifamily REIT with Demonstrated Performance

- ❑ Management team and Board of Directors have delivered ~195% total return to shareholders as compared to ~138% average for the Multifamily sector and ~98% for the RMS over the last ten years[1]
- ❑ Sustained NOI growth through Financial Crisis and has achieved NOI growth in line with peers since 2010

## Late Stages of a Complete Portfolio Transformation

- ❑ Efficiently recycling capital to fund acquisitions and developments
- ❑ Developing to very attractive market yields with a pipeline of ~1,500 units
  - ❑ Two joint ventures with institutional investors reduce capital outlay and mitigate risk
- ❑ Building critical mass in strategic markets
- ❑ Average property age is 15 years, second youngest multifamily portfolio[2]

## Corporate Governance Enhancements

- ❑ Douglas Crocker, former CEO of EQR joined the Associated Estates Board of Directors in December 2014 and heads the Finance and Planning Committee
- ❑ Jon Fosheim, Co-Founder and former Principal of Green Street Advisors, joined the Associated Estates Board of Directors in February 2015
- ❑ Associated Estates will seek approval from shareholders of various proposals to further enhance the Company's corporate governance during the Annual Shareholders Meeting

## Undergoing Thorough Review of the Business

- ❑ With the assistance of Citigroup, Associated Estates is currently conducting a thorough review of the Company's assets, operations and business strategy led by a fully independent Finance and Planning Committee
- ❑ Sole focus of business review is to optimize shareholder value – "No options off the table"
- ❑ Associated Estates expects to update the market regarding the business review in advance of the Annual Shareholder Meeting

Source: SNL Financial
(1)   Measured from 1/1/2005 to 5/30/2014
(2)   Per Green Street Advisors Residential Sector Update, 11/26/2014

Associated Estates
Great Living – It's What We Do®



Cantabria at Turtle Creek – Dallas, TX
249 Units

# Leading Multifamily REIT with Demonstrated Performance

# History of Driving Total Shareholder Return

*Associated Estates has consistently delivered best-in-sector total return over the last ten years.*



### 10 Year Total Shareholder Return
From 12/31/2004 to 5/30/2014[1]

| UDR | AIV | RMS | PPS | CPT | HME | EQR | AVB | MAA | AEC | ESS |
|---|---|---|---|---|---|---|---|---|---|---|
| 89.1% | 93.6% | 98.3% | 107.6% | 111.0% | 137.8% | 149.5% | 171.1% | 177.0% | 195.2% | 203.8% |

### 5 Year Total Shareholder Return
From 12/31/2009 to 5/30/2014[1]

| HME | MAA | RMS | PPS | CPT | UDR | AVB | EQR | ESS | AIV | AEC |
|---|---|---|---|---|---|---|---|---|---|---|
| 59.6% | 81.4% | 89.4% | 93.8% | 96.0% | 97.1% | 97.8% | 109.1% | 121.4% | 149.2% | 190.2% |

### LTM Total Return
From 5/30/2013 to 5/30/2014[1]

| CPT | HME | AIV | RMS | AEC | PPS | AVB | MAA | EQR | UDR | ESS |
|---|---|---|---|---|---|---|---|---|---|---|
| 5.4% | 7.2% | 7.4% | 8.4% | 9.0% | 9.6% | 10.0% | 10.1% | 11.6% | 17.3% | 17.9% |

Source: SNL Financial
(1) Land & Buildings' first letter to Associated Estates was published on 6/3/2014

Associated Estates
Great Living – It's What We Do®

# Resilient and Sustained NOI Growth

*Associated Estates has delivered solid NOI growth performance vis-à-vis Multifamily REIT peers since the Financial Crisis, even while transforming its portfolio.*

## NOI CAGR

Financial Crisis (2007 – 2009)



Post-Financial Crisis (2010 – 2014)



Source: Company financials
Note: Average excludes Associated Estates

**Associated Estates**
Great Living – It's What We Do®

# Prudent Capital Allocation – Acquisitions and Dispositions

*Associated Estates has successfully navigated multiple cycles in the apartment business, consistently selling near the top and buying near the bottom.*

## RMS Index Level
1/1/2005 – 12/31/2014



## Multifamily Nominal Cap Rates
1/1/2005 – 12/31/2014



## Associated Estates Net Buyer / (Seller) of Real Estate During Year
1/1/2005 – 12/31/2014

| 2005 | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 | 2014 |
|---|---|---|---|---|---|---|---|---|---|
| ($43.3) | ($92.5) | $43.2 | ($16.8) | ($33.9) | $254.7 | $105.9 | $95.3 | $122.2 | ($171.3) |

Source: Green Street Advisors, SNL Financial and Company financials





Park at Crossroads – Cary, NC
344 Units

# Late Stages of a Complete Portfolio Transformation

# Diversified Portfolio with High Quality Assets

*Properties located in high barrier-to-entry submarkets in major metropolitan areas.*



Note: As of 1/31/2015
(1)  Units reflect 100% of JV's units

# 2014 Strategic Dispositions at Attractive Yields

## Completed Dispositions

| Property | Closed | Location | Units | Age | Sales Price | Market Cap Rate[1] | Unlevered IRR | Gain (GAAP) |
|---|---|---|---|---|---|---|---|---|
| Hampton Point | February | Silver Spring, MD | 352 | 28 | $60,000 | 6.0% | 15.3% | $41,000 |
| Vista Germantown | April | Nashville, TN | 242 | 2 | $53,250 | 4.5% | 19.8% | $18,800 |
| Reflections | April | Columbia, MD | 184 | 29 | $38,400 | 5.7% | 15.7% | $27,900 |
| Annen Woods | June | Pikesville, MD | 131 | 27 | $20,500 | 5.8% | 12.7% | $13,200 |
| Cypress Shores | December | Coconut Creek, FL | 300 | 23 | $44,250 | 5.4% | 12.4% | $32,400 |
| Total / Average | | | 1,209 | 22 | $216,400 | 5.4% | 16.2% | $133,300 |



Annen Woods



Cypress Shores

Note: $'s in thousands
(1)   Market cap rate assumes a 3% management fee and marking to market real estate taxes


Associated Estates
Great Living – It's What We Do®

# Committed Acquisitions: Best-in-Class Portfolio

1,026 units under contract in various stages of development and lease-up

**1160 Hammond (345 units)**
Atlanta, GA (Perimeter Submarket)

- Property under contract in Q3 2013; currently 42% leased
- Expected to close Q1 2015, once construction is complete





**Varela Westshore (350 units)**
Tampa, FL (Westshore Submarket)

- Property under contract in Q3 2013; currently 32% leased
- Expected to close Q2 2015, once construction is complete

**The Edge at Flagler Village (331 units)**
Fort Lauderdale, FL (Downtown Fort Lauderdale)

- Property under contract in Q4 2012; currently 73% leased
- Expected to close in Q1 2016







Associated Estates
Great Living – It's What We Do®

# Improving Efficiencies By Creating Scale in Strategic Markets

**Raleigh-Durham, North Carolina – 5 Properties / 1,109 Units**



**Dallas, Texas – 5 Properties / 1,342 Units**





Operating Property   Current Development



# Class A Portfolio Across All Markets

| Region | Units | Property Grade | AEC Revenue / Occupied Unit Q4 2014 |
|---|---|---|---|
| Indianapolis | 836 | A- / A | $994 |
| Central Ohio | 1,581 | A- / A | $1,039 |
| Northeast Ohio | 1,303 | B+ / A- | $1,243 |
| Southeast Michigan | 1,778 | B+ / A- | $1,043 |
| Western Michigan | 438 | B(1) | $954 |
| **Total Midwest** | **5,936** | | **$1,072** |
| Metro DC | 250 | B / B+ | $2,094 |
| Charlotte | 562 | A+ | $1,342 |
| Raleigh-Durham | 1,109 | A+ / A++ | $1,284 |
| Northern Virginia | 1,272 | B / B+ | $1,648 |
| Southeast Virginia | 864 | A- / A | $1,246 |
| **Total Mid-Atlantic** | **4,057** | | **$1,448** |
| Southeast Florida | 1,294 | B+ | $1,616 |
| Atlanta | 354 | A / A+ | $1,210 |
| **Total Southeast** | **1,648** | | **$1,529** |
| Dallas | 1,093 | A / A+ | $1,429 |
| **Total Southwest** | **1,093** | | **$1,429** |
| **Total Portfolio** | **12,734** | A- / A | **$1,282** |



Residence at Barrington – Aurora, OH
288 Units



21 Forty Medical District – Dallas, TX
396 Units

Source: Axiometrics, Green Street Advisors, Company financials
(1)   Per Axiometrics; Green Street Advisors does not provide a grade for Western Michigan



Associated Estates
Great Living – It's What We Do®

# Attractive Same Store Rent / Unit Growth in Multifamily Sector

*Associated Estates has achieved above average Rent / Unit growth in the Multifamily sector over the past 10 years.*

10 Year Same Store Rent / Unit Growth[1]

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 35% | 42% | 42% | 52% | 60% | 65% | 89% | 100% | 134% | 172% |
| MAA | HME | PPS | CPT | AVB | ESS | AEC | AIV | UDR | EQR |

Source: SEC Filings as of 12/31/14
(1) Data represents same store rent / unit growth from year end 2004 to year end 2014



Associated Estates
Great Living – It's What We Do®

# Associated Estates' Transformation Into a Class A Portfolio

*Associated Estates' portfolio transformation will be complete once our development pipeline stabilizes.*

Associated Estates only owns 1 property from time of IPO and has disposed of over $800 million of assets over the past 10 years.

| | Portfolio 10 Years Ago[1] | Portfolio 5 Years Ago[1] | Portfolio Today[2] | Portfolio in 2 Years[3] |
|---|---|---|---|---|
| Total # of Units | 16,903 | 12,108 | 12,734 | ~14,100 |
| Total Revenue / Occupied Unit | $757 | $935 | $1,282 | ~$1,550 |
| Average Occupancy | 91.9% | 93.5% | 94.4% | ~95.0% |
| Portfolio Quality | B- / C+[4] | B+[4] | A- / A[4] | A |
| Operating Margins | 53.6% | 58.4% | 63.6% | ~65.0% |
| Average Age | 14 | 15 | 15 | ~14 |
| Top 5 Markets % of NOI | Other 2% / Southeast 15% / Mid-Atlantic 7% / Midwest 76% | Southeast 24% / Mid-Atlantic 19% / Midwest 57% | Southwest 8% / Southeast 14% / Midwest 39% / Mid-Atlantic 39% | West Coast 12% / Midwest 27% / Southwest 8% / Southeast 20% / Mid-Atlantic 33% |

Source: SEC Filings
(1) Information is as of Q4 2004 and 2009
(2) Information is as of Q4 2014, excludes assets disposed of throughout year
(3) Assumes rent growth of 3.0% per year on SS portfolio, announced acquisitions and dispositions and stabilization of current active development pipeline
(4) Per Green Street Advisors

16


Associated Estates
Great Living – It's What We Do®

# Experienced Associated Estates Regional Development Team



## Cindy Harris

VP of Development - Central

❑ Joined Associated Estates in 2012
❑ Senior Project Manager at Huffines Communities from February 2011 until 2012
❑ VP of Development at Post Properties and Columbus Realty Trust from February 1994 until June 2003
❑ More than 30 years of property management and development experience



## Kevin Hampton

VP of Development - West

❑ Joined Associated Estates in 2013
❑ VP of Development at Western National Realty Advisors from 2003 until 2013
❑ Senior VP and Executive Director at Ameriton Properties, subsidiary of Archstone Communities, from 1996 - 2000
❑ More than 26 years of multifamily and construction experience



## Frank Poli

VP of Development - East

❑ Joined Associated Estates in 2012
❑ VP of Development at Keating Partners from 2004 until 2012
❑ Senior VP of Development at Charles E. Smith (acquired by Archstone) from 1997 - 2004
❑ 36 years of residential and commercial project development and management experience



## Tony Duplisse

VP of Acquisitions and Development

❑ Joined Associated Estates in 2014
❑ Senior VP of Asset Management and of Investments for Equity Residential from 1998 and 2008, respectively, until 2014
❑ 24 years of property management, acquisitions and development experience



# Market Leading Value Creation Through Development

*Stabilized yield on current developments is 6.75%, which is 260 bps higher than current market cap rates.*

| Active Development | # of Units | Estimated Stabilized Date | Stabilized Rent per Square Foot | Total Estimated Cost[1] | Market Cap Rate[2] | Estimated Stabilized Yield | Spread |
|---|---|---|---|---|---|---|---|
| Cantabria at Turtle Creek<br>Dallas, TX | 249 | Q2 2015 | $2.27 | $56,800 | 4.50% | 7.19% | 2.69% |
| 7001 Arlington at Bethesda<br>Bethesda, MD | 140 | Q3 2015 | $3.48 | $53,400 | 4.25% | 7.20% | 2.95% |
| The Desmond on Wilshire<br>Los Angeles, CA | 175 | Q1 2016 | $4.02 | $76,300 | 4.00% | 6.30% | 2.30% |
| 350 8th<br>(50/50 JV)<br>San Francisco, CA | 410[3] | Q1 2017 | $4.50 | $122,500[4] | 4.00% | 6.60% | 2.60% |
| 950 East Third<br>(50/50 JV)<br>Los Angeles, CA | 472[3] | Q4 2017 | $3.22 | $82,000[4] | 4.25% | 6.80% | 2.55% |
| **Total** | **1,446** | | **$3.68** | **$391,000** | **4.15%** | **6.75%** | **2.60%** |

(1) $'s in thousands
(2) Assumes 3% management fee
(3) Units reflect 100% of JV's units
(4) Total estimated cost is based on Associated Estates portion of the unconsolidated joint venture

18



# Well Endorsed JV Development Pipeline

*Associated Estates has received the endorsement of a leading institutional partner for our exciting development project at 350 8th in San Francisco.*



## 350 8th (410 units)
### San Francisco, CA

- Off-market purchase in the south of Market "SoMa" submarket
- Formed a 50/50 joint venture with AIG Global Real Estate
- Development agreement with 4Terra Investments, who formerly led Archstone's west coast development efforts



## 950 East Third (472 units)
### Los Angeles, CA

- Off-market purchase in the Arts District of Downtown Los Angeles
- Formed a 50/50 joint venture with Legendary Development



Associated Estates
Great Living – It's What We Do®

# Delivering Strong Value from Our Development Pipeline

## Cantabria at Turtle Creek (249 units)
### Dallas, TX

- Total Estimated Cost: $56.8 million
- Cost Per Unit: $228,000
- Stabilized Rent per Unit: $2,286



## 7001 Arlington at Bethesda (140 units)
### Bethesda, MD

- Total Estimated Cost: $53.4 million
- Cost Per Unit: $381,000
- Stabilized Rent per Unit: $2,781



## The Desmond on Wilshire (175 units)
### Los Angeles, CA

- Total Estimated Cost: $76.3 million
- Cost Per Unit: $436,000
- Stabilized Rent per Unit: $3,338



Rendering



Associated Estates
Great Living – It's What We Do®

# A Fully Funded Active Development Platform

*Associated Estates' active development pipeline will be funded via in-place construction loans and strategic asset dispositions.*

## Sources & Uses

| Sources | |
|---|---|
| Construction Loan Draws | $150 |
| Forecasted Dispositions | $50 |
| **Total Sources** | **$200** |

| Uses | |
|---|---|
| Remaining Development Spend | $200 |
| | |
| **Total Uses** | **$200** |

## Remaining Committed Development Spend Relative to Gross Real Estate Assets[1]



- ⬜ Gross real estate assets
- 🟦 Remaining active development spend
- 🔴 Remaining active development spend / Gross real estate assets

(1) Gross real estate assets for 2015 PF and 2016 PF are adjusted to include announced acquisitions, developments and dispositions



Associated Estates
Great Living ~ It's What We Do®



The Apartments at Blakeney – Charlotte NC
295 Units

# Corporate Governance Enhancements

# Corporate Governance Enhancements

- Appointment of Douglas Crocker, former CEO of Equity Residential, as independent Director and Chair of the Finance and Planning Committee
    - The Business Review will be headed by Douglas Crocker

- Appointment of Jon Fosheim, co-founder of Green Street Advisors, as independent Director
    - Jon Fosheim joined the Finance and Planning Committee

- Jeff Friedman stepped down as a member of the Finance and Planning Committee, which is now comprised entirely of independent directors

- Plan to add additional independent Director in 2015 and request shareholder approval to expand Board of Directors to eight members

"Our detailed work analyzing each of the activist's claims leads us to the view that with the recent corporate governance changes, keeping the current management and Board in place is likely to be the best scenario for maximizing shareholder value over time."

*– MLV & Co.*
*January 6, 2015*

"Management has improved corporate governance and allowed the stock to trade closer to if not above NAV."

*– Compass Point*
*December 29, 2014*

Note: Permission to use quotations neither sought nor obtained



# Corporate Governance Enhancements

- The Associated Estates Board of Directors has approved the following actions to further enhance the Company's governance standards:

  - Eliminated the Executive Committee of the Board, which the Company has used in the past to declare dividends in between regular meetings of the Board of Directors

  - Terminated the shareholder rights plan

  - Recommending shareholder approval at the 2015 Annual Meeting of Shareholders to eliminate the Company's 4.0% common share ownership limit

- Additional actions that have further enhanced the Company's governance standards:

  - Added a "clawback" provision to the equity based award plan

  - Added a "double trigger" change-in-control feature to the equity based award plan

  - Eliminated the evergreen provision and the tax gross up provision in the CEO's contract

  - Adopted robust minimum share ownership requirements for Directors and Section 16 officers

  - Modified the Directors' deferred compensation plan to facilitate payment of deferred compensation (including cash) and related earnings in shares upon distribution

  - Reduced the cash retainer portion and increased the equity based component of Directors' compensation

  - Increased the percentage of independent directors to 86% (100% of non-employee directors), each of whom is elected annually



# Highly qualified and Experienced Board of Directors

*The Board of Directors and Management continue to work together to build long-term value for shareholders with 3 Directors joining since 2012.*

**Douglas Crocker II**
*Finance & Planning Chairman*
*Joined Board in 2014*

- Currently serves as a Director / Trustee for Acadia Realty Trust, Ventas, Inc., and CYS Investments, Inc.
- Former Director of Post Properties
- Former Vice Chairman and CEO of Equity Residential

**Jon A. Fosheim**
*Joined Board in 2015*

- Co-founder and principal of Green Street Advisors from 1985 to 2005
- CEO of Oak Hill REIT Management from 2005 to 2011
- Formerly worked at Bear Stearns & Co. and Touche Ross and Co. (now Deloitte LLP)

**Jeffrey I. Friedman**
*Chairman, President & CEO*
*Joined Board in 1993*

- Chairman, president and CEO of Associated Estates
- Ernst & Young "Entrepreneur of the Year" in 2011
- Has served as Chairman and CEO since 1993

**Michael E. Gibbons**
*Joined Board in 2004*

- Senior Managing Director and Principal, Brown Gibbons Lang & Co. L.P.
- Former President and CEO of Underwood, Neuhaus & Company, and SVP of McDonald & Company Securities
- Instrumental in the development of a new long term strategic plan which has helped the Company obtain investment grade ratings

**James J. Sanfilippo**
*Audit Committee Chairman*
*Joined Board in 2012*

- Retired Managing Partner, Grant Thornton LLP
- Served as office Managing Partner for Grant Thornton LLP, Cleveland, Ohio from 1988 to 2007
- Sarbanes Oxley 404 compliance expert

**James A. Schoff**
*Nominating & Corporate Governance Chairman*
*Joined Board in 2006*

- Former DDR senior executive, roles included Special Advisor to the Chairman, EVP & COO, Vice Chairman & CIO
- Serves on the board of Quasar Energy Group
- Former board member and audit committee member of American Industrial Properties REIT

**Richard T. Schwarz**
*Lead Independent Director*
*Executive Compensation Chairman*
*Joined Board in 1994*

- Limited Partner of Edgewater Capital Partners since 2003
- Former Director and president of Laurel Industries and co-founder of Sycamore Partners LLC
- Served on more than 10 Board of Directors including previous terms as Chairman of the Board for Nine Sigma and Director for Enpath

Source: FactSet and company filings as of 2/19/2015



# Addition of Douglas Crocker to Associated Estates' Board of Directors



- Currently serves as a Director / Trustee for the following companies: Acadia realty trust (NYSE: AKR), Ventas, inc. (NYSE: VTR), and CYS Investments, inc. (NYSE: CYS)
- Former Director of Post Properties
- Previously, Mr. Crocker was Vice Chairman of Equity Residential ("EQR"), and served as its CEO from 1992 to 2003
  - EQR under Mr. Crocker outperformed the SNL US REIT Equity Index by 2.0x
- Prior to EQR, Mr. Crocker was Managing Director of Real Estate Finance at Prudential Securities, CEO of McKinley Financial Group and President of American Invesco
- Harvard College graduate

> "Doug's leadership, vision and drive have made Equity Residential the paradigm of the multifamily industry."
>
> – Sam Zell, Chairman of Equity Residential
> *February 1, 2003*

## Douglas Crocker Total Return Track Record

### As CEO of EQR
(1993 – 2002)



### As Director of Ventas
(1998 – Current)



### As Director of Acadia
(2003 – Current)




Associated Estates
Great Living – It's What We Do®

# Addition of Jon Fosheim to Associated Estates' Board of Directors

*The appointment of Jon Fosheim to Associated Estates' Board of Directors adds a REIT industry veteran that we believe will enhance Associated Estates' operations going forward.*



- Currently serves on the Board of Directors of Apple Hospitality REIT as of January 2015
- CEO of Oak Hill REIT Management, an investment firm specializing in REIT investments, from 2005 to 2011
- Co-founder and Principal of Green Street Advisors, an industry leader in real estate and REIT research, from 1985 to 2005
- Prior to founding Green Street Advisors, Mr. Fosheim worked at Bear Stearns Co. and Touche Ross and Co. (now Deloitte LLP)
- Received his BA, MBA and JD degrees from the University of South Dakota

"Associated Estates has an impressive portfolio of diversified properties and a strong development team with an exciting opportunity to deliver value to its investors. I look forward to working together with the entire Board and management team and talking directly to the Company's shareholders about how we can further strengthen the Company and deliver superior value to shareholders."

*– Jon Fosheim*
*February 19, 2015*





Alexander at Ghent – Norfolk, VA
268 Units

# Undergoing Thorough Review of the Business

# associated Estates is undertaking a Thorough Business Review With Citigroup

- The Company has engaged Citigroup Global Markets inc. as a financial advisor to assist the Board in conducting a thorough review of the Company' business

  - Mr. Crocker, in his capacity as chairman of the fully independent Finance and Planning Committee of the Board, has been tasked with overseeing this review of the Company' strategy, portfolio and business

"As we begin our review with the help of our financial advisors, our intention is to analyze the Company' strategy, assets and opportunities to optimize shareholder value. We will continue to develop and refine our business plan with a singular focus on maximizing value for all Associated Estates shareholders, and I am confident we will achieve our objective."

– Douglas Crocker
*December 29, 2014*

"While our review of the Company' assets, operations and business strategy is ongoing, I am confident that, together with the Company' financial advisors and other committee members, we will successfully determine the best path forward for the Company. I am taking a very objective and dispassionate approach to this review, and I want to assure shareholders that everything is on the table.

The Board's only objective is to continue to do what's right for all shareholders. We look forward to updating you on all of our progress in the months ahead. I plan to be actively engaged in discussions with shareholders, and I look forward to meeting those investors in Associated Estates whom I do not already know."

– Douglas Crocker
*February 3, 2015*



# associated Estates: Focused on Shareholder Returns

Leading Multifamily REIT with Demonstrated Performance

Late Stages of a Complete Portfolio Transformation

Corporate Governance Enhancements

Undergoing Thorough Review of the Business

## Attractive Total Shareholder Returns





The Truth About Land & Buildings

# Shifting Land & Buildings Requests

"L&B's suggested 10% Blue Chip premium is far from obtainable in the foreseeable future."

> — Green Street Advisors
> January 28, 2015

"First, we believe that Associated Estates is not as mismanaged as purported. While there are certainly items of concern, the portfolio quality has been improved, the balance sheet strengthened, and core performance has been "reasonable" given market exposure and cyclical trends. Second, we believe the activist investor's subjective portfolio value estimate to be inflated."

> — Cantor Fitzgerald
> February 3, 2015

"In our view, the 900bps of NOI recapture seems aggressive given that AEC's net rents are already ~10% above market and the company's NOI margin is 2% below coastal peers."

> — Sandler O'Neill
> January 29, 2015

"We doubt the AEC portfolio can generate the NOI needed to support Litt's lofty valuation estimates (current NAV of $31/sh; fair value with Litt's board nominees $37/sh)."

> — Jefferies
> February 3, 2015

|  | **L&B Hypothetical NAV:**<br>**$29.00** |  | **L&B Hypothetical NAV:**<br>**$37.00** |
|---|---|---|---|

**June 3, 2014:**
**Public Letter #1**
- Urges Board to consider a sale of the company
- Calls for refresh of current board and management

**November 17, 2014:**
**Public Letter #2**
- Lists intention to nominate full slate of 7 directors at next annual meeting

**December 3, 2014:**
**Public Letter #3**
- Litt demands observer status for Board's strategic review

**January 28, 2015:**
**Investor Presentation**
- Litt and Sellers state that they will run the company in order to reach $37 of NAV per share without presenting 'who' would run the day-to-day operations

**Jun. | Jul. | Aug. | Sept. | Oct. | Nov. | Dec. | Jan.**

Note: Permission to use quotations neither sought nor obtained



# Associated Estates: Committed to Good Governance and A Fair Settlement

- Associated Estates has made numerous good-faith attempts at a settlement agreement

- Land & Buildings continues to mislead shareholders by contending that Associated Estates is unwilling to reach a settlement agreement

**Land & Buildings Myths**

"Land and Buildings is disappointed that AEC is unwilling to consider adding to its Board any of the seven highly qualified nominees that Land and Buildings intends to nominate."

*- Land & Buildings Press Release*
*February 9, 2015*

**Associated Estates Facts**

"...The Company indicated its willingness to have two of Land and Buildings' director nominees join the Board and participate in the business review."

*- Associated Estates Press Release*
*December 29, 2014*

"I want to again convey to you that we are willing to have two of Land and Buildings' director nominees - specifically, Charles M. Elson and Gregory F. Hughes - join the Associated Estates Board – which is consistent with what you suggested when we met this past Sunday (2/8/2015)."

*- Associated Estates letter to Land & Buildings*
*February 11, 2015*
*(filed 2/19/2015)*

## Associated Estates Has Always Been – and Remains – Open to a Fair Settlement Agreement.

**Associated Estates**
Great Living – It's What We Do®

# Setting the Record Straight – The Edge at Flagler Village

*Despite the misleading characterization of Land & Buildings, Associated Estates does not currently own The Edge at Flagler Village and the property is not on LRO.*

- Associated Estates began managing the property in April 2014 but the current owner still exercises full control over most of the decisions that significantly impact the economics of the entity, including the setting of rents



- Associated Estates does not currently derive any FFO from this property apart from property management fees

- Associated Estates is recognizing any concessions in the month given versus amortizing it over the life of the lease, thus having no impact on Associated Estates' cash flow upon closing

**<u>A minimum level of due diligence on the property would indicate who owns the property and who has control rights.</u>**



# Upgrading of Doral West Property Almost Complete

*Associated Estates' Doral West property in South Florida is undergoing an extensive renovation to upgrade the interior and exterior of the property.*

- Associated Estates acquired Doral West in july 2013 as a rehab opportunity with plans to upgrade all units as well as a complete exterior renovation; 35% of the property units were renovated at the time of close

- The exterior renovations, including full exterior paint and landscaping upgrades, were completed on 1/23/2015 and anticipate completing all unit renovations by the end of Q1 2015

- Two weeks prior to Land & Buildings' presentation on 1/28/2015, all signage had been replaced at Doral West as part of the exterior renovation

Photos Taken During Renovation Process[1]

New Signage Throughout the Property Now Located on Buildings





(1)  Pictures from Land & Buildings presentation on 1/28/2015



# Market-Leading Properties in Southeast Florida

*Independent, third-party company confirms that Associated Estates' operating metrics are ahead of their market comparables.*

## Vista Lago



"When looking at both property level and floor plan level views, Vista Lago appears to be priced competitively and appropriately."
— Axiometrics

## Waterstone at Wellington



"The fact that the Waterstone at Wellington has been able to maintain a high occupancy level while achieving strong rent growth suggests that, at this point in time, the subject is outperforming the comp set."
— Axiometrics

## Windsor Pines



"With high rent growth and occupancy above 95%, Windsor Pines is outperforming its comp set."
— Axiometrics

| | Vista Lago | Comps[1] |
|---|---|---|
| Year Built | 2002 | 2006 |
| Effective Rent (psf) | $1.16 | $1.18 |
| Annual Effective Rent Growth | 8.9% | 5.3% |
| Occupancy | 96.8% | 94.3% |
| Occupancy Change (2/14-2/15) | (1.2%) | (1.9%) |

| | Waterstone at Wellington | Comps[1] |
|---|---|---|
| Year Built | 1998 | 2004 |
| Effective Rent (psf) | $1.28 | $1.25 |
| Annual Effective Rent Growth | 11.4% | 9.8% |
| Occupancy | 96.9% | 96.3% |
| Occupancy Change (2/14-2/15) | (1.1%) | (1.0%) |

| | Windsor Pines | Comps[1] |
|---|---|---|
| Year Built | 1998 | 2005 |
| Effective Rent (psf) | $1.41 | $1.46 |
| Annual Effective Rent Growth | 7.2% | 2.9% |
| Occupancy | 95.9% | 95.0% |
| Occupancy Change (2/14-2/15) | (0.6%) | (1.5%) |

Source: All data from Axiometrics; Annual Effective Rent Growth and Occupancy figures exclude non same store properties
(1) Comps as defined by Axiometrics


**Associated Estates**
Great Living – It's What We Do®

# Relative Performance – EQR Outperformed Archstone

## Total Return Performance (1997 – 2002)

Overlapping Time Period When Douglas Crocker and Scot Sellers were CEOs of EQR and ASN, respectively



Source: SNL Financial, SEC filings

**Associated Estates**
Great Living – It's What We Do®

# Relative Performance – EQR Outperformed Gables As Well As Archstone

## Total Return Performance (1997 – April 1999)

Overlapping Time Period When Douglas Crocker, Scot Sellers and Marcus Bromley were CEOs of EQR, ASN and GBP respectively

**EQR outperformed ASN by over 15% and GBP by over 20%**

Legend: EQR — Archstone-Smith Trust — Gables Residential Trust — RMS

X-axis: Dec 1996, Mar 1997, Jun 1997, Sep 1997, Dec 1997, Mar 1998, Jun 1998, Sep 1998, Dec 1998, Mar 1999

Y-axis: 50.0%, 25.0%, 0.0%, (25.0%)

End values: 25.2%, 9.6%, 2.2%, 1.8%

Source: SNL Financial, SEC filings



# Executive Summary

**Leading Multifamily REIT with Demonstrated Performance**

- Management team and Board of Directors have delivered ~195% total return to shareholders as compared to ~138% average for the Multifamily sector and ~98% for the RMS over the last ten years[1]
- Sustained NOI growth through financial crisis and has achieved NOI growth in line with peers since 2010

**Late Stages of a Complete Portfolio Transformation**

- Efficiently recycling capital to fund acquisitions and developments
- Developing to very attractive market yields with a pipeline of ~1,500 units
  - Two joint ventures with institutional investors reduce capital outlay and mitigate risk
- Building critical mass in strategic markets
- Average property age is 15 years, second youngest multifamily portfolio[2]

**Corporate Governance Enhancements**

- Douglas Crocker, former CEO of EQR joined the Associated Estates Board of Directors in December 2014 and heads the Finance and Planning Committee
- Jon Fosheim, Co-Founder and former principal of Green Street Advisors, joined the Associated Estates board of directors in February 2015
- Associated Estates will seek approval from shareholders of various proposals to further enhance the Company's corporate governance during the Annual Shareholders meeting

**Undergoing Thorough Review of the Business**

- With the assistance of Citigroup, Associated Estates is currently conducting a thorough review of the Company's assets, operations and business strategy led by a fully independent Finance and Planning Committee
- Sole focus of business review is to optimize shareholder value – "No options off the table"
- Associated Estates expects to update the market regarding the business review in advance of the Annual Shareholder meeting



Source: SNL Financial
(1) Measured from 1/1/2005 to 5/30/2014
(2) Per Green Street Advisors Residential Sector Update, 11/26/2014

39

Lofts at Weston Lakeside – Cary, NC
215 Units

# AssociatedEstates.com


Associated Estates
Great Living – It's What We Do®